Exhibit 99.1

HUYA Inc. Reports First Quarter 2025 Unaudited Financial Results

GUANGZHOU, China, May 13, 2025 /PRNewswire/ -- HUYA Inc. (“Huya” or the “Company”) (NYSE: HUYA), a leading game live streaming platform in China, today announced its unaudited financial results for the first quarter ended March 31, 2025.

First Quarter 2025 Highlights

●	Total net revenues were RMB1,508.6 million (US$207.9 million) for the first quarter of 2025, compared with RMB1,504.0 million for the same period of 2024.

●	Game-related services, advertising and other revenues were RMB370.4 million (US$51.0 million) for the first quarter of 2025, compared with RMB243.6 million for the same period of 2024.

●	Net income attributable to HUYA Inc. was RMB0.9 million (US$0.1 million) for the first quarter of 2025, compared with RMB71.0 million for the same period of 2024.

●	Non-GAAP net income attributable to HUYA Inc.[1] was RMB24.0 million (US$3.3 million) for the first quarter of 2025, compared with RMB92.5 million for the same period of 2024.

●	Average mobile MAUs[2] for the first quarter of 2025 was 83.4 million, compared with 82.6 million for the same period of 2024.

Mr. Junhong Huang, Acting Co-Chief Executive Officer and Senior Vice President of Huya, commented, “During the first quarter of 2025, we continued to strengthen our live streaming content ecosystem, deepen collaborations with game companies and content platforms, and effectively implement our strategic business transformation. We are pleased to highlight that our total net revenues stabilized year-over-year, driven by the growth in game-related services, advertising, and other businesses. While maintaining a strong focus on our domestic market, we have begun to actively explore and enhance our game-related commercialization capabilities in overseas markets through our growing international presence, particularly our global mobile application service platform. In the first quarter, our overseas game-related services recorded multi-fold sequential revenue growth. Given current development and market trends, we are confident that by expanding our overseas user base and scaling up our business, our international initiatives will become a key growth engine for Huya going forward.

“In addition, under our “AI + Live Streaming” strategy, we are exploring the integration of AI capabilities into our e-sports experiences. For our recent flagship self-organized e-sports tournament, the Huya League of Legends Legend Cup Season 3, we leveraged end-to-end AI solutions to transform the viewing experience and introduced “Hu Xiao Ai,” a pioneering all-scenario AI agent for e-sports viewing. Hu Xiao Ai serves as a smart viewing companion for our users, capable of understanding the game, grasping e-sports dynamics, and providing live commentary throughout tournaments, significantly enhancing users’ viewing experience. In short, Huya’s first quarter progress across various business areas has laid a solid foundation for our development throughout the year. We will continue building out our game content and service platform and exploring new commercial opportunities to create a more diversified and sustainable business model and deliver greater value to our users and stakeholders,” Mr. Huang concluded.

Mr. Raymond Peng Lei, Acting Co-Chief Executive Officer and Chief Financial Officer of Huya, added, “In the first quarter of this year, our total net revenues increased slightly sequentially to approximately RMB1.51 billion. Revenues from game-related services, advertising, and others increased by 52.1% year-over-year to RMB370.4 million, accounting for 24.6% of total net revenues, up from 16.2% in the same period last year. This increase stabilized our total net revenues year-over-year, a marked improvement after recent declines. We also achieved a positive net income for the quarter. The number of paying users3 in the first quarter remained flat compared with the same period last year, standing at 4.4 million. Regarding our share repurchase program, as of the end of March 2025, we had repurchased US$69.8 million worth of Huya shares. Looking ahead, we will remain committed to reinforcing our business and operational foundations and returning value to our shareholders through dividends and share repurchases.”

First Quarter 2025 Financial Results

Total net revenues for the first quarter of 2025 were RMB1,508.6 million (US$207.9 million), compared with RMB1,504.0 million for the same period of 2024.

Live streaming revenues were RMB1,138.2 million (US$156.8 million) for the first quarter of 2025, compared with RMB1,260.4 million for the same period of 2024, primarily due to the continued impact of the macroeconomic and industry environment.

Game-related services, advertising and other revenues were RMB370.4 million (US$51.0 million) for the first quarter of 2025, compared with RMB243.6 million for the same period of 2024. The increase was primarily due to higher revenues from game-related services, which were mainly attributable to the Company’s deepened cooperation with Tencent and other game companies, partially offset by decreased brand advertising revenues.

Cost of revenues increased by 2.9% to RMB1,320.1 million (US$181.9 million) for the first quarter of 2025 from RMB1,283.5 million for the same period of 2024, primarily due to increased revenue sharing fees and content costs, partially offset by decreased bandwidth and server custody fees. Revenue sharing fees and content costs, a key component of cost of revenues, increased by 3.9% to RMB1,166.3 million (US$160.7 million) for the first quarter of 2025 from RMB1,123.0 million for the same period of 2024, primarily due to increased broadcaster-related costs, partially offset by lower costs related to licensed e-sports content and in-house produced content.

Gross profit was RMB188.5 million (US$26.0 million) for the first quarter of 2025, compared with RMB220.5 million for the same period of 2024. Gross margin was 12.5% for the first quarter of 2025, compared with 14.7% for the same period of 2024, primarily attributable to increased revenue sharing fees and content costs as a percentage of total net revenues.

Research and development expenses decreased by 4.1% to RMB129.5 million (US$17.8 million) for the first quarter of 2025 from RMB135.1 million for the same period of 2024, primarily due to decreased personnel-related expenses and share-based compensation expenses.

Sales and marketing expenses decreased by 20.4% to RMB60.7 million (US$8.4 million) for the first quarter of 2025 from RMB76.2 million for the same period of 2024, primarily due to decreased marketing and promotion fees, as well as personnel-related expenses.

General and administrative expenses increased by 2.4% to RMB61.4 million (US$8.5 million) for the first quarter of 2025 from RMB60.0 million for the same period of 2024, primarily due to higher share-based compensation expenses.

Other income was RMB3.5 million (US$0.5 million) for the first quarter of 2025, compared with RMB12.3 million for the same period of 2024, primarily attributable to lower government subsidies.

Operating loss was RMB59.6 million (US$8.2 million) for the first quarter of 2025, compared with RMB38.5 million for the same period of 2024.

Interest income was RMB64.9 million (US$8.9 million) for the first quarter of 2025, compared with RMB117.1 million for the same period of 2024, primarily due to a lower time deposit balance, which was mainly attributable to the special cash dividends paid in May 2024 and October 2024.

Net income attributable to HUYA Inc. was RMB0.9 million (US$0.1 million) for the first quarter of 2025, compared with RMB71.0 million for the same period of 2024.

Non-GAAP net income attributable to HUYA Inc. was RMB24.0 million (US$3.3 million) for the first quarter of 2025, compared with RMB92.5 million for the same period of 2024.

Basic and diluted net income per American depositary share (“ADS”) were each RMB0.00 (US$0.00) for the first quarter of 2025. Basic and diluted net income per ADS were each RMB0.30 for the first quarter of 2024. Each ADS represents one Class A ordinary share of the Company.

Non-GAAP basic and diluted net income per ADS were each RMB0.10 (US$0.01) for the first quarter of 2025. Non-GAAP basic and diluted net income per ADS were RMB0.40 and RMB0.39, respectively, for the first quarter of 2024.

As of March 31, 2025, the Company had cash and cash equivalents, short-term deposits and long-term deposits of RMB6,254.6 million (US$861.9 million), compared with RMB6,734.0 million as of December 31, 2024.

Share Repurchase Program

Pursuant to the Company’s up-to-US$100 million share repurchase program authorized in August 2023, which has an extended expiration date of March 31, 2026, the Company had repurchased 21.0 million ADSs as of March 31, 2025, with a total aggregate consideration of US$69.8 million.

Earnings Webinar

The Company’s management will host a Tencent Meeting Webinar at 8:00 a.m. U.S. Eastern Time on May 13, 2025 (8:00 p.m. Beijing/Hong Kong time on May 13, 2025), to review and discuss the Company’s business and financial performance.

For participants who wish to join the webinar, please complete the online registration in advance using the links provided below. Upon registration, participants will receive an email with webinar access information, including meeting ID, meeting link, dial-in numbers, and a unique attendee ID to join the webinar.

Participant Online Registration:

Chinese Mainland[4]:	https://meeting.tencent.com/dw/ETSDHTEFiC2G
International:	https://voovmeeting.com/dw/ETSDHTEFiC2G

A live webcast of the webinar will be accessible at https://ir.huya.com, and a replay of the webcast will be available following the session.

1 “Non-GAAP net income attributable to HUYA Inc.” is defined as net income attributable to HUYA Inc. excluding share-based compensation expenses, impairment loss of investments, and amortization of intangible assets from business acquisitions, net of income taxes, to the extent applicable. For more information, please refer to the section titled “Use of Non-GAAP Financial Measures” and the table captioned “HUYA Inc. Unaudited Reconciliations of GAAP and Non-GAAP Results” at the end of this press release.

2 Refers to the average mobile monthly active users who accessed the Company’s domestic Huya Live platform and related services. Average mobile MAUs for any period is calculated by dividing (i) the sum of mobile active users for each month during such relevant period, by (ii) the number of months during such relevant period.

3 Refers to the sum of user accounts that purchased various products and services on the Company’s domestic Huya Live platform and related services at least once during such relevant period. Users who made in-game purchases through our game distribution business but did not pay via our platform or related services are not included.

4 For the purpose of this announcement only, Chinese Mainland excludes the Hong Kong Special Administrative Region, the Macao Special Administrative Region of the People’s Republic of China, and Taiwan.

About HUYA Inc.

HUYA Inc. is a leading game live streaming platform in China. As a technology-driven company, Huya offers rich and dynamic content across games, e-sports, and other entertainment genres where it has cultivated a large, highly engaged, interactive, immersive community of game enthusiasts. Building on its success in game live streaming and through close collaboration with game companies, e-sports tournament organizers, broadcasters and talent agencies, Huya is expanding its presence in the game industry, both domestically and internationally. By providing more innovative game-related services, the Company is committed to meeting the evolving needs of game enthusiasts, content creators, and industry partners.

Use of Non-GAAP Financial Measures

The unaudited condensed consolidated financial information is prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”), except that the consolidated statement of changes in shareholders’ equity, consolidated statements of cash flows, and the detailed notes have not been presented. Huya uses non-GAAP gross profit, non-GAAP operating loss, non-GAAP net income attributable to HUYA Inc., non-GAAP net income attributable to ordinary shareholders, non-GAAP basic and diluted net income per ordinary share, and non-GAAP basic and diluted net income per ADS, which are non-GAAP financial measures. Non-GAAP gross profit is gross profit excluding share-based compensation expenses allocated in cost of revenues. Non-GAAP operating loss is operating loss excluding share-based compensation expenses and amortization of intangible assets from business acquisitions. Non-GAAP net income attributable to HUYA Inc. is net income (loss) attributable to HUYA Inc. excluding share-based compensation expenses, impairment loss of investments, and amortization of intangible assets from business acquisitions, net of income taxes, to the extent applicable. Non-GAAP net income attributable to ordinary shareholders is net income (loss) attributable to ordinary shareholders excluding share-based compensation expenses, impairment loss of investments, and amortization of intangible assets from business acquisitions, net of income taxes, to the extent applicable. Non-GAAP basic and diluted net income per ADS is non-GAAP net income attributable to ordinary shareholders divided by the weighted average number of ADS used in the calculation of non-GAAP basic and diluted net income per ADS. The Company believes that separate analysis and exclusion of the impact of (i) share-based compensation expenses, (ii) impairment loss of investments, and (iii) amortization of intangible assets from business acquisitions (net of income taxes), add clarity to the constituent parts of its performance. The Company reviews these non-GAAP financial measures together with GAAP financial measures to obtain a better understanding of its operating performance. It uses the non-GAAP financial measures for planning, forecasting and measuring results against the forecast. The Company believes that non-GAAP financial measures represent useful supplemental information for investors and analysts to assess its operating performance without the effect of (i) share-based compensation expenses, and (ii) amortization of intangible assets from business acquisitions (net of income taxes), which have been and will continue to be significant recurring expenses in its business, and (iii) impairment loss of investments, which may recur when there is observable price change in the future. However, the use of non-GAAP financial measures has material limitations as an analytical tool. One of the limitations of using non-GAAP financial measures is that they do not include all items that impact the Company’s net income (loss) for the period. In addition, because non-GAAP financial measures are not measured in the same manner by all companies, they may not be comparable to other similarly titled measures used by other companies. In light of the foregoing limitations, you should not consider a non-GAAP financial measure in isolation from or as an alternative to the financial measures prepared in accordance with U.S. GAAP.

The presentation of these non-GAAP financial measures is not intended to be considered in isolation from, or as a substitute for, the financial information prepared and presented in accordance with U.S. GAAP. For more information on these non-GAAP financial measures, please see the table captioned “HUYA Inc. Unaudited Reconciliations of GAAP and Non-GAAP Results” at the end of this announcement.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars at a specified rate solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB7.2567 to US$1.00, the noon buying rate in effect on March 31, 2025, in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the Renminbi or U.S. dollar amounts referred to in this announcement could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the quotations from management in this announcement, as well as Huya’s strategic and operational plans, contain forward-looking statements. Huya may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (“SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Huya’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Huya’s goals and strategies; Huya’s future business development, results of operations and financial condition; the expected growth of the live streaming market and game market; the expectation regarding the rate at which to gain active users, especially paying users; Huya’s ability to monetize the user base; Huya’s efforts in complying with applicable data privacy and security regulations; fluctuations in general economic and business conditions in China; the economy in China and elsewhere generally; any regulatory developments in laws, regulations, rules, policies or guidelines applicable to Huya; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Huya’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Huya does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

In China:

HUYA Inc.

Investor Relations

Tel: +86-20-2290-7829

E-mail: ir@huya.com

Piacente Financial Communications

Jenny Cai

Tel: +86-10-6508-0677

E-mail: huya@tpg-ir.com

In the United States:

Piacente Financial Communications

Brandi Piacente

Tel: +1-212-481-2050

E-mail: huya@tpg-ir.com

HUYA INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except share, ADS, per share data and per ADS data)

	As of December 31,	As of March 31,
	2024	2025	2025
	RMB	RMB	US$
Assets
Current assets
Cash and cash equivalents	1,188,911	297,074	40,938
Restricted cash	17,031	17,081	2,354
Short-term deposits	4,075,048	4,967,565	684,549
Accounts receivable, net	76,044	111,886	15,418
Prepaid assets and amounts due from related parties, net	207,565	258,926	35,681
Prepayments and other current assets, net	523,674	561,157	77,330

Total current assets	6,088,273	6,213,689	856,270

Non-current assets
Long-term deposits	1,470,000	990,000	136,426
Investments	440,790	464,069	63,950
Goodwill	463,796	463,138	63,822
Property and equipment, net	484,008	499,833	68,879
Intangible assets, net	153,190	143,969	19,839
Right-of-use assets, net	339,492	330,674	45,568
Prepayments and other non-current assets	128,262	110,539	15,233

Total non-current assets	3,479,538	3,002,222	413,717

Total assets	9,567,811	9,215,911	1,269,987

Liabilities and shareholders’ equity
Current liabilities
Accounts payable	66,613	24,268	3,344
Advances from customers and deferred revenue	265,628	253,242	34,898
Income taxes payable	54,594	55,723	7,679
Accrued liabilities and other current liabilities	1,360,949	1,086,114	149,669
Amounts due to related parties	161,529	177,891	24,514
Lease liabilities due within one year	28,581	27,545	3,796
Dividends payable	-	2,358,464	325,005

Total current liabilities	1,937,894	3,983,247	548,905

Non-current liabilities
Lease liabilities	20,047	14,085	1,941
Deferred tax liabilities	23,405	22,363	3,082
Deferred revenue	35,786	35,367	4,874

Total non-current liabilities	79,238	71,815	9,897

Total liabilities	2,017,132	4,055,062	558,802

HUYA INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS (CONTINUED)

(All amounts in thousands, except share, ADS, per share data and per ADS data)

	As of December 31,	As of March 31,
	2024	2025	2025
	RMB	RMB	US$
Shareholders’ equity
Class A ordinary shares (US$0.0001 par value; 750,000,000 shares authorized as of December 31, 2024 and March 31, 2025, respectively; 74,845,398 and 73,123,192 shares issued and outstanding as of December 31, 2024 and March 31, 2025, respectively)	52	52	7
Class B ordinary shares (US$0.0001 par value; 200,000,000 shares authorized as of December 31, 2024 and March 31, 2025, respectively; 150,386,517 and 150,386,517 shares issued and outstanding as of December 31, 2024 and March 31, 2025, respectively)	98	98	14
Treasury shares	(108,101)	(152,775)	(21,053)
Additional paid-in capital	8,866,492	6,526,092	899,320
Statutory reserves	122,429	122,429	16,871
Accumulated deficit	(2,100,291)	(2,099,364)	(289,300)
Accumulated other comprehensive income	770,000	764,317	105,326

Total shareholders’ equity	7,550,679	5,160,849	711,185

Total liabilities and shareholders’ equity	9,567,811	9,215,911	1,269,987

HUYA INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(All amounts in thousands, except share, ADS, per share data and per ADS data)

	Three Months Ended
	March 31, 2024	December 31, 2024	March 31, 2025	March 31, 2025
	RMB	RMB	RMB	US$
Net revenues
Live streaming	1,260,444	1,124,188	1,138,151	156,841
Game-related services, advertising and other revenues	243,603	371,639	370,434	51,047

Total net revenues	1,504,047	1,495,827	1,508,585	207,888

Cost of revenues(1)	(1,283,502)	(1,325,364)	(1,320,102)	(181,915)

Gross profit	220,545	170,463	188,483	25,973

Operating expenses(1)
Research and development expenses	(135,106)	(123,313)	(129,525)	(17,849)
Sales and marketing expenses	(76,232)	(62,798)	(60,695)	(8,364)
General and administrative expenses	(60,032)	(81,054)	(61,445)	(8,467)

Total operating expenses	(271,370)	(267,165)	(251,665)	(34,680)

Other income, net	12,309	4,010	3,534	487

Operating loss	(38,516)	(92,692)	(59,648)	(8,220)

Interest income	117,052	75,234	64,916	8,946
Impairment loss of investments	-	(151,089)	-	-
Foreign currency exchange losses, net	(2,419)	(522)	(416)	(57)

Income (loss) before income tax expenses	76,117	(169,069)	4,852	669

Income tax expenses	(5,084)	(3,134)	(3,248)	(448)

Income (loss) before loss in equity method investments, net of income taxes	71,033	(172,203)	1,604	221

Loss in equity method investments, net of income taxes	-	-	(677)	(93)

Net income (loss) attributable to HUYA Inc.	71,033	(172,203)	927	128

Net income (loss) attributable to ordinary shareholders	71,033	(172,203)	927	128

HUYA INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (CONTINUED)

(All amounts in thousands, except share, ADS, per share data and per ADS data)

	Three Months Ended
	March 31, 2024	December 31, 2024	March 31, 2025	March 31, 2025
	RMB	RMB	RMB	US$
Net income (loss) per ADS*
—Basic	0.30	(0.75)	0.00	0.00
—Diluted	0.30	(0.75)	0.00	0.00
Net income (loss) per ordinary share
—Basic	0.30	(0.75)	0.00	0.00
—Diluted	0.30	(0.75)	0.00	0.00

Weighted average number of ADS used in calculating net income (loss) per ADS
—Basic	233,157,641	230,581,559	229,451,944	229,451,944
—Diluted	236,271,702	230,581,559	231,527,507	231,527,507

*	Each ADS represents one Class A ordinary share.

(1)	Share-based compensation was allocated in cost of revenues and operating expenses as follows:

	Three Months Ended
	March 31, 2024	December 31, 2024	March 31, 2025	March 31, 2025
	RMB	RMB	RMB	US$
Cost of revenues	4,285	3,268	3,383	466
Research and development expenses	7,616	6,283	6,313	870
Sales and marketing expenses	366	164	320	44
General and administrative expenses	4,268	7,683	8,048	1,109

HUYA INC.

UNAUDITED RECONCILIATIONS OF GAAP AND NON-GAAP RESULTS

(All amounts in thousands, except share, ADS, per share data and per ADS data)

	Three Months Ended
	March 31, 2024	December 31, 2024	March 31, 2025	March 31, 2025
	RMB	RMB	RMB	US$
Gross profit	220,545	170,463	188,483	25,973
Share-based compensation expenses allocated in cost of revenues	4,285	3,268	3,383	466

Non-GAAP gross profit	224,830	173,731	191,866	26,439

Operating loss	(38,516)	(92,692)	(59,648)	(8,220)
Share-based compensation expenses	16,535	17,398	18,064	2,489
Amortization of intangible assets from business acquisitions	5,930	5,964	5,996	826

Non-GAAP operating loss	(16,051)	(69,330)	(35,588)	(4,905)

Net income (loss) attributable to HUYA Inc.	71,033	(172,203)	927	128
Impairment loss of investments	-	151,089	-	-
Share-based compensation expenses	16,535	17,398	18,064	2,489
Amortization of intangible assets from business acquisitions, net of income taxes	4,922	4,950	4,977	686

Non-GAAP net income attributable to HUYA Inc.	92,490	1,234	23,968	3,303

Net income (loss) attributable to ordinary shareholders	71,033	(172,203)	927	128
Impairment loss of investments	-	151,089	-	-
Share-based compensation expenses	16,535	17,398	18,064	2,489
Amortization of intangible assets from business acquisitions, net of income taxes	4,922	4,950	4,977	686

Non-GAAP net income attributable to ordinary shareholders	92,490	1,234	23,968	3,303

Non-GAAP net income per ordinary share
—Basic	0.40	0.01	0.10	0.01
—Diluted	0.39	0.01	0.10	0.01

Non-GAAP net income per ADS
—Basic	0.40	0.01	0.10	0.01
—Diluted	0.39	0.01	0.10	0.01

Weighted average number of ADS used in calculating Non-GAAP net income per ADS
—Basic	233,157,641	230,581,559	229,451,944	229,451,944
—Diluted	236,271,702	232,217,347	231,527,507	231,527,507